GeNO LLC

45 First Avenue

Waltham, MA 02451

August 12, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	GeNO LLC

Rule 477 Application for Withdrawal

Registration Statement on Form S-1 (File No. 333-192284)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), GeNO LLC (the “Company”) hereby applies for the withdrawal, effective immediately, of its Registration Statement on Form S-1 (File No. 333- 192284) initially filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2013, together with all exhibits and amendments thereto (the “Registration Statement”).

The Registration Statement was not declared effective by the SEC under the Securities Act, and none of the Company’s securities were sold pursuant to the Registration Statement. The Company submits this application for withdrawal as it does not intend to pursue an initial public offering at this time.

The Company also respectfully requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding this request for withdrawal, please contact Daniel P. Riley, Esq. of Choate, Hall & Stewart LLP, counsel to the Company, at (617) 248-4754.

Sincerely, GENO LLC

By:	/s/ Kurt Dasse, Ph.D.
Name: Title:	Kurt Dasse, Ph.D. President and Chief Executive Officer